BB 3/4

03013456

SECU _ JMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2003 WASH, D.C. 181 SECTION

SEC FILE NUMBER
8- 46398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Marron (212) 652-3294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Marron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Capital Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LILIA M. ARCEO
Notary Public, State of New York
NO. 01AR6024486
Qualified in New York County
Commission Expires May 10, 2003

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX CAPITAL GROUP, INC.
666 Fifth Avenue
New York, NY 10103

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* *

MATRIX CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 43,523
Concessions receivable	169,070
Due from broker	196,565
Securities owned:	
Marketable, at market value	50,794
Not readily marketable, at estimated fair value	24,300
Prepaid expenses and other receivables	54,512
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $50,270	41,942
	$ 580,706

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 190,340
Stockholders' equity:	
Class A common stock, $0.10 par value; 300,000 shares authorized, 175,840 issued and outstanding	17,584
Class B common stock, $0.10 par value; 100,000 shares authorized	-0-
Additional paid-in capital	702,878
Deficit	(328,171)
	392,291
Less: Treasury stock at cost, 1,000 shares	(1,925)
	390,366
	$ 580,706

The accompanying notes are an integral part of this financial statement.

MATRIX CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in executing transactions on behalf of its clients and sells limited partnership units and unit investment trusts ("UIT") in primary distributions. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

Securities Transactions:

Securities transactions and related expenses are recorded on a trade date basis.

Income Taxes:

Effective January 1, 2001, the Company terminated its S election and is now taxed as a C Corporation under the provisions of the Internal Revenue Code, New York State and City tax law.

Deferred Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost less accumulated depreciation.

Depreciation is computed using accelerated methods over the estimated useful lives of related assets ranging from 5-7 years.

Cash Equivalents:

The Company considers all highly liquid investment with maturities of less then three months when purchased to be cash equivalents.

Securities Owned:

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RENT:

The Company sublets office space in New York City on a month to month basis from an affiliated company which is a shareholder of the Company.

On January 24, 2002 the Company entered into a new lease agreement for office space in Wichita, Kansas for a base lease term of 3 years, with 3 one year options to extend the terms of the lease at the end of the lease term.

Future minimum annual rental payments are as follows:

2003	$ 32,430
2004	32,430
2005	2,702
	$ 67,562

3. DUE FROM BROKER:

Due from broker consists of the following:

Deposit of clearing broker	$ 25,000
Receivable from clearing broker	171,565
	$ 196,565

4. SECURITIES OWNED:

Marketable securities owned consist of trading and investment securities at market values as follows:

Mutual funds	$ 10,247
Unit investment trust	40,547
	$ 50,794

Investment in securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, these investments in securities at estimated fair values consist of the following:

Corporate stocks and warrants	$ 24,300

5. CLASS B NON-VOTING COMMON STOCK:

A Company shareholder has the option to purchase 3,800 shares of Class B non-voting common at $26.82 per share, expiring January 15, 2015. The terms of the option award are in effect during the time the shareholder is registered and employed by the Company.

6. INCOME TAXES:

The Company has net operating loss carryforwards which are available to offset its future taxable income expiring as follows:

Year Ended December 31,	Amount
2021	$ 14,638
2022	300,865
	$ 315,503

A deferred tax asset has been established for temporary differences arising from concessions receivable, prepaid expenses, accrued expenses and other payables and the future benefit expected to arise as a result of net operating loss carryforwards, however a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near-term utilization of such benefit. This has resulted in a net increase from $6,300 to $115,000 during the year ended December 31, 2002.

The net deferred tax asset at December 31, 2002 consists of the following:

	Amount
Deferred tax asset	$ 115,000
Valuation allowance	(115,000)
Net deferred tax asset	$ -0-

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital as defined of $213,144 which is $113,144 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $190,340. The Company's net capital ratio was .89 to 1.

8. CONCENTRATION OF CREDIT RISK:

From time to time, the Company has cash in a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

9. OFF-BALANCE-SHEET RISK:

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

* *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 14, 2002